

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2014

Via E-mail
Mr. Charles A. Jeannes
Chief Executive Officer
Goldcorp, Inc.
Suite 3400 -666 Burrard Street
Vancouver, British Columbia
V6C 2X8

> **Re: Goldcorp, Inc.**
> **Form 40-F for the Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 001-12970**

Dear Mr. Jeannes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2013

Exhibit 99.1 Annual Information Form

Economic and Political Instability in Argentina, page 103

1.   We note your disclosures indicating that the Argentinean government has introduced restrictive currency exchange controls and understand that a parallel or unofficial exchange rate may have been created as a result. Please tell us whether you have utilized an unofficial or the official exchange rate to translate the financial statements of your operations in Argentina into your reporting currency. To the extent that you have used an unofficial rate, please tell us the rates you used to perform translation, explain why you used them, and quantify the impact on all periods presented in your consolidated financial statements had you had used the official rate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining